MARK R. GREER

312.807.4393

mark.greer@klgates.com

Direct Fax: 312.807.4393

July 11, 2012

VIA EDGAR

Mr. James O’Connor

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

PowerShares Exchange-Traded Fund Trust II

1933 Act Registration No. 333-138490

1940 Act Registration No. 811-21977

Dear Mr. O’Connor:

This letter responds to the comments you conveyed to me on June 4, 2012 regarding post-effective amendment no. 317 to the registration statement under the Securities Act of 1933, as amended, which is amendment no. 318 to the registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), of PowerShares Exchange-Traded Fund Trust II (the “Trust”) to register a new series of the Trust to be designated PowerShares DWA SmallCap Technical LeadersTM Portfolio (the “Fund”).  For your convenience, each of your comments, as we understand them, is repeated below, with responses immediately following.  Where revised disclosure from the post-effective amendment is included in a response, we have marked the disclosure in bold to show changes from the original post-effective amendment filed on April 20, 2012.

Pursuant to your request, we have included all missing data from the April 20th filing in our response below. In addition, all missing data and information from the April 20th filing will be incorporated into the next post-effective amendment.

Registration Statement. Please note — We have included for your convenience, where applicable, the page numbers of the Prospectus and the Statement of Additional Information located in the post-effective amendment.

Prospectus

1.             Comment:             Page 4 of the Summary Section: The staff notes that a market capitalization of $3.6 billion does not appear to be a small capitalization company.

Response:             The Fund normally will invest at least 90% of its assets in securities in an underlying index that focuses on small capitalization companies. The particular market capitalization ranges of the companies whose securities are included in the underlying index can vary as the underlying index is rebalanced each quarter. The Fund’s holdings will be listed daily on the Fund’s web site, providing full disclosure of the market capitalizations of each component security in the Fund. Because the market capitalization range of securities in the underlying index can vary during rebalancing, we have removed the sentence disclosing the market capitalization ranges of the companies in the underlying index as of December 31, 2011.

2.             Comment:             Page 5 of the Summary Section: Explain whether the Fund anticipates that it may actually operate as a diversified fund after its start-up phase.

Response:             The Fund normally will invest at least 90% of its assets in component securities contained in the underlying index. The Fund does not intend to operate as a diversified fund and instead will invest in the securities contained in the underlying index. To the extent that the underlying index’s component securities are diversified, the Fund would operate as a diversified fund.

3.             Comment:             Page 8 of the Prospectus: Please disclose, where appropriate, certain conditions that must be met whenever the Fund’s portfolio securities are loaned.

Response:             The Fund will not engage in securities lending at the current time. Accordingly, we have removed all related disclosure regarding securities lending from the registration statement. Should the Fund determine at a later date to lend its securities, we will amend the Fund’s registration statement to disclose the conditions requested by the staff concerning securities lending.

4.             Comment:             Page 13 of the Prospectus: Confirm that the board of trustees of the Fund regularly will evaluate the Fund’s valuation procedures using appropriate means.

Response:             We hereby confirm that the board of trustees of the Fund will use appropriate means to regularly review and evaluate the Fund’s valuation procedures.

Statement of Additional Information

1.             Comment:              Page 4:  Describe what kind of “other transactions” are referred to in investment restriction (2).

Response:              The Fund may engage in other transactions that involve a borrowing only to the extent permissible under the 1940 Act and only so long as the total borrowings of the Fund will not exceed 33 1/3% of the value of the Fund’s total assets (including the amount borrowed), less the Fund’s liabilities (other than borrowings).  Such other transactions would include positions taken with respect to futures contracts, although we note that the Fund presently does not intend to engage in such contracts. Should the Fund engage in such transactions at a later date, we confirm that (1) we will amend the registration statement accordingly to disclose this fact, and (2) the total amount that the Fund borrows will be permissible in accordance with the Fund’s fundamental investment restrictions.

2.             Comment:              Page 4: Regarding investment restriction (7), as an open-end fund, the Fund is not permitted to create senior securities, except as permitted by Section 18(f)(1) of the 1940 Act.  To avoid creating senior securities, all leveraging must be adequately covered. Describe the Fund’s overall asset segregation policies with respect to both “physically settled” and to “cash settled” derivatives. Please describe the Fund’s overall asset segregation policies with respect to both “physically settled” and to “cash settled” derivatives.   This disclosure should address how the Fund’s segregation policies conform to the requirements of Investment Company Act Release 10666 (April 18,1979), as modified by “Dreyfus Strategic Investing & Dreyfus Strategic Income” No-Action Letter (pub. avail. June 22, 1987) and “Merrill Lynch Asset Management, L.P.” No-Action Letter (pub. avail. July 2, 1996). Please also revise investment restriction (7) to include the phrase “including the guidance issued by the SEC.”

Response:              We hereby confirm that the Fund will not employ derivatives in pursuing its investment objective. Accordingly, we have removed all disclosure relating to derivatives within the registration statement. Because the Fund will not employ derivatives, we respectfully decline the staff’s comment to revise investment restriction (7).

3.             Comment:             Page 4: Revise the section titled “Investment Restrictions” as indicated.

Response:             Agreed. This section has been revised as follows:

Except for restriction (2), 4(iii) and (7), if the Fund adheres to a percentage at the time of investment, a later increase in percentage resulting from a change in market value of the investment or the total assets, or the sale of a security out of its portfolio, will not constitute a violation of that restriction. With respect to restriction (2), (4)(iii) and (7), in the event that the Fund’s borrowings at any time exceed 33 1/3% of the value of the Fund’s total assets (including the amount borrowed) less the Fund’s liabilities (other than borrowings) due to subsequent changes in the value of the Fund’s assets or otherwise, within three days (excluding Sundays and holidays), the Fund will take corrective action to reduce the amount of its borrowings to an extent that such borrowings will not exceed 33 1/3% of the value of the Fund’s total assets (including the amount borrowed) less the Fund’s liabilities (other than borrowings).

*          *          *

We believe that this information responds to all of your comments.  Please call me at (312) 807-4393 or Alan Goldberg at (312) 807-4227 to confirm the adequacy of our responses.

Very truly yours,

/s/ Mark R. Greer
Mark R. Greer

Copy to: Anna Paglia

PowerShares Exchange-Traded Fund Trust II

301 West Roosevelt Road

Wheaton, IL 60187

July 11, 2012

BY EDGAR

Mr. James E. O’Connor

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

PowerShares Exchange-Traded Fund Trust II

1933 Act Registration No. 333-138490

1940 Act Registration No. 811-21977

On behalf of PowerShares Exchange-Traded Fund Trust II (the “Trust”), we hereby make the following representations:

(i)            The Trust is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

(ii)           Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Trust’s filings; and

(iii)          The Trust acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

POWERSHARES EXCHANGE-TRADED FUND TRUST II

By:	/s/ Anna Paglia
Name:	Anna Paglia
Title:	Secretary